EXHIBIT 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form F-4 of our report dated March 5, 2008, relating to the consolidated financial statements of Distrilec Inversora S.A. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the nature and effect of differences between accounting principles generally accepted in Argentina and accounting principles generally accepted in the United States of America), appearing in the Annual Report on Form 20-F of Petrobras Energía Participaciones S.A. for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
DELOITTE & Co. S.R.L.
Carlos A. Lloveras
Buenos Aires, Argentina
November 10, 2008